**Mercedes-Benz Auto Receivables Trust 2016-1**
**Investor Report**
Collection Period Ended       30-Nov-2018

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 27 | |
| Collection Period (from... to) | 1-Nov-2018 | 30-Nov-2018 |
| Determination Date | 13-Dec-2018 | |
| Record Date | 14-Dec-2018 | |
| Distribution Date | 17-Dec-2018 | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Nov-2018 | 17-Dec-2018 Actual/360 Days 32 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Nov-2018 | 15-Dec-2018 30/360 Days 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 350,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 500,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 532,000,000.00 | 274,940,971.57 | 248,481,415.82 | 26,459,555.75 | 49.736007 | 0.467070 |
| Class A-4 Notes | 115,970,000.00 | 115,970,000.00 | 115,970,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,497,970,000.00** | **390,910,971.57** | **364,451,415.82** | **26,459,555.75** | | |
| Overcollateralization | 38,416,784.98 | 38,409,669.62 | 38,409,669.62 | | | |
| Adjusted Pool Balance | 1,536,386,784.98 | 429,320,641.19 | 402,861,085.44 | | | |
| Yield Supplement Overcollateralization Amount | 54,889,203.04 | 13,375,872.36 | 12,463,697.16 | | | |
| **Pool Balance** | **1,591,275,988.02** | **442,696,513.55** | **415,324,782.60** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,416,784.98 | 2.50% |
| Target Overcollateralization Amount | 38,409,669.62 | 2.50% |
| Current Overcollateralization Amount | 38,409,669.62 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.750000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 1.110000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.260000% | 288,688.02 | 0.542647 | 26,748,243.77 | 50.278654 |
| Class A-4 Notes | 1.460000% | 141,096.83 | 1.216667 | 141,096.83 | 1.216667 |
| **Total** | | **$429,784.85** | | **$26,889,340.60** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 26,924,112.71 | (1) Total Servicing Fee | 368,913.76 |
| Interest Collections | 1,212,892.75 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 154,513.84 | (2) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| Recoveries | 332,230.51 | fees (max. $250,000 p.a.) | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 429,784.85 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 51,456.18 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **28,675,205.99** | (6) Regular Principal Distributable Amount | 26,459,555.75 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **28,675,205.99** | (8) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| | | fees [not previously paid under (2)] | |
| | | (9) Excess Collections to Certificateholders | 1,416,951.63 |
| | | **Total Distribution** | **28,675,205.99** |

### Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 368,913.76 | 368,913.76 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 429,784.85 | 429,784.85 | 0.00 |
|   thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-3 Notes | 288,688.02 | 288,688.02 | 0.00 |
|   thereof on Class A-4 Notes | 141,096.83 | 141,096.83 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 429,784.85 | 429,784.85 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 26,459,555.75 | 26,459,555.75 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 26,459,555.75 | 26,459,555.75 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,840,966.96 |
| Reserve Fund Amount - Beginning Balance | 3,840,966.96 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 6,476.10 |
| minus Net Investment Earnings | 6,476.10 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,840,966.96 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 6,476.10 |
| Net Investment Earnings on the Collection Account | 44,980.08 |
| Investment Earnings for the Collection Period | 51,456.18 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,591,275,988.02 | 59,357 |
| Pool Balance beginning of Collection Period | 442,696,513.55 | 30,347 |
| Principal Collections | 17,776,615.30 | |
| Principal Collections attributable to Full Pay-offs | 9,147,497.41 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 447,618.24 | |
| Pool Balance end of Collection Period | 415,324,782.60 | 29,380 |
| Pool Factor | 26.10% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 3.09% | 3.20% |
| Weighted Average Number of Remaining Payments | 50.38 | 28.34 |
| Weighted Average Seasoning (months) | 15.40 | 40.89 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 410,821,313.49 | 29,184 | 98.92% |
| 31-60 Days Delinquent | 3,262,763.60 | 147 | 0.79% |
| 61-90 Days Delinquent | 977,173.73 | 39 | 0.24% |
| 91-120 Days Delinquent | 263,531.78 | 10 | 0.06% |
| Total | 415,324,782.60 | 29,380 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.299% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 447,618.24 | 20 | 20,537,036.14 | 798 |
| Principal Net Liquidation Proceeds | 154,448.89 | | 5,525,241.59 | |
| Principal Recoveries | 321,522.89 | | 8,028,458.10 | |
| Principal Net Loss / (Gain) | (28,353.54) | | 6,983,336.45 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.079%) |
| Prior Collection Period | 0.770 % |
| Second Prior Collection Period | 0.765 % |
| Third Prior Collection Period | 0.437 % |
| | |
| Four Month Average | 0.473% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.439% |
| **Average Net Loss / (Gain)** | 8,751.05 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.